SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S/A

Publicly-held Company - CNPJ Nº 02.558.129/0001-45

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

We hereby notify the Shareholders that, as from 12/22/2005, the Company will start paying Interest on Own Capital – JSCP and Dividends ascribed to common and preferred shares, to shareholders of record at 12/31/2004 and 03/29/2005, respectively, both relating to the fiscal year ended on 12/31/2004, which payment was resolved in the General Meeting of Shareholders held on 03/29/2005, as follows:

1) AMOUNTS PAYABLE PER LOT OF ONE THOUSAND SHARES ( prior to reverse split of shares)

INCOME	NET AMOUNT – R$ Immune and Exempted Shareholders		NET AMOUNT – R$ Taxed shareholders
	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Interest on Own Capital (JSCP)	0.048424	0.053267	0.041161	0.045277
Dividends	0.005281	0.005810	0.005281	0.005810

2) FORMS OF PAYMENT:

2.1) Credit to bank account designated by the shareholder and updated by Banco ABN AMRO Real S/A (Depositary Institution for the company's book-entry shares);

2.2) Direct payment from the Stock Exchange to shareholders holding their shares under custody with the Stock Exchange;

2.3) Payment from Branches of Banco ABN AMRO Real S/A to those shareholders not qualified under one of the foregoing options.

3) GENERAL INSTRUCTIONS

In order to be eligible for receipt of JSCP/dividends, a Shareholder not registered pursuant to 2.1 above will be required to appear at the place of assistance, in possession of evidence of Bank Account for record purposes (optional), and of certified copies of the following documents:

•  Individual – CPF (Individual Taxpayer Card) and Identity Card; updated proof of address (2 months);

•  Legal Entity – CNPJ (Corporate Taxpayer Card), partners' documents, Minutes of Meetings, Bylaws/Articles of Association and their respective amendments, updated proof of address (2 months).

Filing of a power of attorney drawn-up with a public registry office for the specific purpose of receiving dividends is mandatory in case the Shareholder is represented by a proxy, together with evidence and certified copies of the above mentioned documents, as the case may be.

4) PLACES OF ASSISTANCE

•  All branches of Banco ABN AMRO Real S/A

5) IMPORTANT NOTICES

Dividends not claimed within three (3) years from the beginning date of payment will forfeit to the company's benefit (In accordance with Law 6404/76, art. 287, paragraph II, item a).

Interest on Own Capital is subject to income tax at the rate of 15%, which was paid in advance, except for tax-immune/exempted shareholders who identified themselves as such with Banco ABN AMRO Real S/A until January 07, 2004, pursuant to the Call Notice published in newspapers Jornal do Comércio, Gazeta Mercantil and Diário Oficial do Estado on 12/23/2004.

Rio de Janeiro, December 15, 2005.

Paulo Cesar Pereira Teixeira
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.